February 13, 2017	News Release 17–03

SILVER STANDARD TO SELL BERENGUELA PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that it has entered into a definitive agreement (the “Agreement”) with Valor Resources Limited (ASX: VAL) (“Valor”) to sell 100% of its Berenguela project in the Lampa Province of Puno, Peru (“Berenguela”) for aggregate consideration of $12 million in deferred cash and a 9.9% equity interest in Valor. Valor is an Australian-based company, focused on mineral project exploration and development, listed on the ASX Limited (the “ASX”).

Paul Benson, President and CEO of Silver Standard said, “The sale of the Berenguela project demonstrates our continued focus on maximizing the value of our projects and optimizing our portfolio. We retain exposure to the success of Berenguela, while we further strengthen our balance sheet for continued generation of shareholder value.”

Under the terms of the Agreement, Silver Standard will sell its interest in Berenguela for aggregate consideration of:

▪	$50,000 non-refundable deposit paid on December 2, 2016;

▪	$100,000 deposit paid at signing of the Agreement;

▪	Escalating cash payments totaling $11.85 million to Silver Standard over five years, payable on each anniversary of the Agreement;

▪	A 9.9% equity stake, on a fully diluted basis, in Valor at closing, with a free-carry interest until Valor raises a minimum of $8.0 million in one or more financings; and

▪	1.0% net smelter returns royalty on all mineral production from Berenguela.
Silver Standard also has an anti-dilution right in respect of subsequent financings by Valor, provided it holds at least five percent ownership, on a non-diluted basis, in Valor. Completion of the transaction is subject to customary closing conditions, including approval of Valor’s shareholders and waivers from the ASX. Silver Standard expects the transaction to close at the end of the first quarter of 2017.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the anticipated closing date of the transaction; the value of the deferred consideration under the transaction; the benefits of the transaction; and the ability of Valor to accelerate exploration and development of Berenguela.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the closing of the proposed transaction; fully realizing the value of the Valor shares due to changes in price, liquidity or disposal cost; the recoverability of the deferred consideration to be received; and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.